FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: November 14, 2007

November 14, 2007

Consolidated Financial Results for First Half of

Fiscal Year Ending March 31, 2008

Consolidated Financial Results

	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006	Change
	In billions of yen	In billions of yen	%
Sales	2,140.6	2,221.6	-3.6
Operating income	27.4	7.5	+265.6
Ordinary income (loss)	9.8	(11.8)	—
Net income (loss)	(4.7)	(9.9)	—

	Yen	Yen	Yen

Net income (loss) per share:
Basic	(2.43)	(4.94)	2.51
Diluted	—	—	—

	As of September 30, 2007	As of September 30, 2006	Change
	In billions of yen	In billions of yen	%
Total assets	3,598.5	3,694.5	-2.6
Number of employees	156,613	156,545	—

(Notes)

1.	NEC prepares its consolidated financial statements under accounting principles generally accepted in Japan (“Japan GAAP”).
2.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of September 30, 2007	As of September 30, 2006
Consolidated subsidiaries	339	365
Affiliated companies accounted for by the equity method	68	68

Qualitative Information and Financial Statements

1.	Analysis of Business Results

<1> Overview of the first half of the fiscal year and outlook for the full fiscal year ending March 31, 2008

During the first half of the fiscal year ending March 31, 2008, the global economy experienced continuous moderate growth, with sustained high growth in China, despite a slowing economy, mainly in the housing sector due to the impact of the battered financial markets resulting from the subprime mortgage issue in the U.S.

The Japanese economy also enjoyed continuous moderate growth, despite a slowdown in capital expenditures and sluggish consumer spending.

For the first half, NEC recorded consolidated sales of 2,140.6 billion yen, a decrease of 81.0 billion yen (3.6%) year on year. Despite good sales in the area of Network Systems, this was primarily due to the sale of the personal computer (PC) business in Europe in the corresponding period of the previous fiscal year and the transfer of the sales operation of optical disc drives.

Regarding profitability, operating income rose by 19.9 billion yen (265.6%) year on year, to 27.4 billion yen. This can be attributed to a recovery in profitability in the Mobile/Personal Solutions business and the Electron Devices business owing to measures to improve business performance, despite a decrease in income in the IT/Network Solutions business resulting from a fall in sales in the area of IT Platforms and a change in the product mix in the area of Network Systems. Ordinary income improved by 21.6 billion yen year on year, bringing profit to 9.8 billion yen.

NEC recorded income before income taxes and minority interests of 9.5 billion yen, an increase of 7.9 billion yen year on year. This was due to an improvement in ordinary income, despite a worsening of 13.7 billion yen in special gain (loss) owing to decreases in gain on sale of investment securities and gain on change in interests in consolidated subsidiaries and affiliated companies. Despite an improvement of 5.2 billion yen year on year in net income, NEC recorded a net loss of 4.7 billion yen.

There is no change to the full year financial target for the fiscal year ending March 31, 2008 disclosed on July 31, 2007 due to uncertainty over global market environments and future currency movements.

Consolidated	Target for Fiscal Year Ending March 31, 2008	Comparison With Fiscal Year Ended March 31, 2007
	In billions of yen
Sales	4,700.0	+1.0%
Operating income	130.0	+60.0 billion yen
Ordinary income	80.0	+63.7 billion yen
Net income	30.0	+20.9 billion yen

NEC was requested to complete revenue recognition analysis of maintenance support services included in multiple-element contracts by its independent auditor with regard to its annual report on Form 20-F to be filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2006 (“2006 Form 20-F”). This revenue recognition analysis was required based on U.S. GAAP under the auditing standard of the U.S. Public Companies Accounting Oversight Board. In September 2007, NEC announced that it is unable to complete the analysis and accordingly cannot file the 2006 Form 20-F with the SEC. NEC also announced that its U.S. GAAP consolidated financial statements previously filed with or submitted to the SEC for all financial periods for fiscal years ended on and after March 31, 2000 should no longer be relied upon and that it had concluded that a restatement would not be practicable due to the complexities involved in determining the adjustments required to restate its U.S. GAAP results. Subsequent to this announcement, the Nasdaq Stock Market LLC delisted NEC’s ADRs.

(2) Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and operating income of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT/Network Solutions Business

Sales:	1,274.1 billion yen	(+0.8%)
Operating income:	35.2 billion yen	(-20.4 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	364.8	343.9	+6.1
IT Platforms	257.4	312.5	-17.6
Network Systems	514.3	485.2	+6.0
Social Infrastructure	137.6	122.9	+12.0

Total	1,274.1	1,264.5	+0.8

Sales of the IT/Network Solutions business for the six months ended September 30, 2007 amounted to 1,274.1 billion yen, an increase of 9.7 billion yen (0.8%) year on year.

Sales by products and services were as follows:

The area of IT Services/System Integration recorded sales of 364.8 billion yen, an increase of 6.1% year on year, due to a steady increase in sales in most sectors. In addition, in the area of Network Systems, sales increased by 6.0% year on year, to 514.3 billion yen. This was mainly due to good sales of ultra-compact, point-to-point microwave communication systems, Pasolink, to telecom carriers overseas and submarine cable networks. Furthermore, there was a 12% increase year on year in sales in the area of Social Infrastructure, to 137.6 billion yen. On the other hand, in the area of IT Platforms, sales fell by 17.6% year on year, to 257.4 billion yen, mainly as a result of the effects of the transfer of the sales operation of optical disc drives and large server projects in the first half of the previous fiscal year.

Operating income decreased by 20.4 billion yen (36.7%) year on year, to 35.2 billion yen. Despite an improvement in profitability in the area of IT Services/System Integration, this was primarily due to a decrease in sales in the area of IT Platforms and a change in the product mix in the area of Network Systems.

Mobile/Personal Solutions Business

Sales:	411.7 billion yen	(-17.5%)
Operating income:	8.1 billion yen	(Improvement of 45.4 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	150.4	163.1	-7.8
Personal Solutions	261.3	335.9	-22.3

Total	411.7	499.0	-17.5

Sales of the Mobile/Personal Solutions business for the six months ended September 30, 2007 were 411.7 billion yen, a decrease of 87.3 billion yen (17.5%) year on year.

Sales by products and services were as follows:

In the area of Mobile Terminals, sales were 150.4 billion yen, a decrease of 7.8% year on year, mainly due to the streamlining of overseas mobile handset business. In the area of Personal Solutions, sales fell by 22.3% year on year, to 261.3 billion yen. This was mainly due to the sale of the PC business in Europe.

Operating income improved by 45.4 billion yen year on year, to 8.1 billion yen. This was due to the completion of structural reform of overseas mobile handset business and to increased development efficiencies in the area of Mobile Terminals.

Electron Devices Business

Sales:	420.6 billion yen	(-1.5%)
Operating income:	1.4 billion yen	(Improvement of 5.6 billion yen)

Sales by subsegment (including inter-segment transaction)

Subsegment	Six Months Ended September 30, 2007	Six Months Ended September 30, 2006	Change
	In billions of yen	In billions of yen	%
Semiconductors	351.0	343.0	+2.3
Electronic Components and Others	69.6	84.0	-17.1

Total	420.6	427.0	-1.5

Sales of the Electron Devices business for the six months ended September 30, 2007 amounted to 420.6 billion yen, a decrease of 6.4 billion yen (1.5%) year on year.

Sales by products and services were as follows:

In the area of Semiconductors, sales increased 2.3% year on year, to 351.0 billion yen, owing mainly to an increase in sales of semiconductors for game consoles and digital televisions. In the area of Electronic Components and Others, sales totaled 69.6 billion yen, a decrease of 17.1% year on year. This was due to a decrease in sales of electronics components and small-sized liquid crystal displays.

Operating income improved by 5.6 billion yen year on year, to 1.4 billion yen. This was mainly due to a reduction in research and development expenses and benefits from a weaker yen, in addition to an increase in sales in the area of Semiconductors.

Note

The results for the area of Semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference that arises as a result of the adjustment to Japan GAAP is included in Electronic Components and Others.

2.	Analysis of Financial Condition

<1> Analysis of condition of assets, liabilities, net assets, and cash flow

Total assets at the end of the first half of the fiscal year ending March 31, 2008 were 3,598.5 billion yen, a 133.2 billion yen decrease as compared with the end of the previous fiscal year. Current assets decreased by 125.8 billion yen, mainly due to the collection of notes and accounts receivable, trade. Fixed assets fell by 7.4 billion yen, primarily as a result of a decrease in tangible fixed assets.

Total liabilities at the end of the first half of the fiscal year ending March 31, 2008 were 2,380.5 billion yen, a decrease of 111.1 billion yen as compared with the end of the previous fiscal year, mainly as a result of the payment of notes and accounts payable, trade. However, the balance of interest-bearing debt increased by 11.0 billion yen as compared with the end of the previous fiscal year, to 870.3 billion yen. Debt-equity ratio was 0.85 (a worsening of 0.02 points as compared with the end of the previous fiscal year). The balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 466.6 billion yen, an increase of 30.7 billion yen as compared with the end of the previous fiscal year. Net debt-equity ratio was 0.46 (a worsening of 0.04 points as compared with the end of the previous fiscal year).

Total net assets at the end of the first half of the fiscal year ending March 31, 2008 were 1,218.0 billion yen, a decrease of 22.1 billion yen as compared with the end of the previous fiscal year. As a result, owner’s equity ratio was 28.4% (an improvement of 0.6 points as compared with the end of the previous fiscal year).

Net cash provided by operating activities for the first half of the fiscal year ending March 31, 2008 was 60.7 billion yen, a decrease of 45.4 billion yen year on year, mainly due to an increase in operating capital.

Net cash used in investing activities for the first half of the fiscal year ending March 31, 2008 was 74.8 billion yen, an increase of 9.8 billion yen year on year. This was mainly due to an increase in cash used relating to capital expenditures and a decrease in gain on sale of investment securities, despite gain provided by the transfer of business. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash outflows of 14.1 billion yen, a decrease of 55.2 billion yen year on year.

Net cash used in financing activities for the first half of the fiscal year ending March 31, 2008 was 9.0 billion yen, mainly owing to the redemption of bonds and the payment of dividends, despite the procurement of capital from the issuance of commercial paper. As a result, cash and cash equivalents amounted to 403.8 billion yen, a decrease of 19.6 billion yen as compared with the end of the previous fiscal year.

<2> Changes in cash flow-relating indices

	Year Ended March 31, 2006	Year Ended March 31, 2007	Six Months Ended September 30, 2007
Owner’s equity ratio	27.1%	27.8%	28.4%
Owner’s equity ratio on market value basis	43.3%	34.3%	31.4%
Cash flow to interest-bearing debt ratio		3.8 times	7.1 times
Interest coverage ratio	13.4 times	14.7 times	8.0 times

Calculation methods for the above indices:

Owner’s equity ratio:

Owner’s equity/total assets

Owner’s equity ratio on market value basis:

Aggregated market value of owner’s equity based on the stock price at the end of the period / total assets at the end of each period

Cash flow to interest-bearing debt ratio:

Average balance of interest-bearing debt / cash flows from operating activities

* Average balance of interest-bearing debt = (balance of interest-bearing debt at the beginning of the period + balance of interest-bearing debt at the end of the period)/2

Interest coverage ratio:

Cash flows from operating activities / interest expenses

Note

Aggregated market value of owner’s equity is calculated based on the total number of issued shares minus treasury stock.

The above indices do not show the figures for the cash flow to interest-bearing debt ratio for the fiscal year ended March 31, 2006 as NEC’s audited consolidated financial statements for the fiscal year ended March 31, 2005 were not prepared under Japan GAAP.

3. Fundamental Policy on Distribution of Profits, and Dividends for the First Half and Full Fiscal Year Ending March 31, 2008

As NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC will pay an interim dividend of 4 yen per share of common stock for the fiscal year ending March 31, 2008, which will be paid starting on December 3, 2007. NEC plans to pay an annual dividend of 8 yen per share of common stock, including the interim dividend of 4 yen per share of common stock.

Management Policy

There are no material changes to NEC’s

1. Fundamental Management Policy

2. Management Indicator Goals, and

3. Mid- to Long-Term Business Strategy.

Please refer to the consolidated financial results for the full fiscal year ended March 31, 2007, disclosed on May 21, 2007, for further information.

http://www.nec.co.jp/press/en/0705/2101.html

Tokyo Stock Exchange: Company Search (The code for NEC is 6701)

http://www.tse.or.jp/tseHpFront/HPLCDS0101E.do?method=init&callJorEFlg=1

4. Challenges to be Addressed by NEC Group

Through the advancement of IT and network technologies, a ubiquitous networked society, which enables interchange of necessary information via a variety of information communication devices at anytime, and anywhere, is now being realized. In addition, it is anticipated that next generation networks (“NGNs”) will become the platform to create a convenient, comfortable, and safe and secure society, and a variety of new services will be created on this platform.

Embracing these changes in the business environment as new business opportunities, the NEC Group will promote further growth through the provision of total solutions, leveraging its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions, and Electron Devices.

To be more exact, leveraging NGNs, the NEC Group will create a wide variety of solutions that will be useful for the realization of a ubiquitous networked society in areas such as national and local governments, communications and media, distribution, finance, transport, and medical care, as well as telecom carriers. Along with expanding its business in markets revitalized by NGNs, the NEC Group will expand the product and device businesses that support NGNs, aiming for increasing profitability in its NGN-related businesses which mainly provide service platforms.

In addition, it is necessary to further expand the global businesses of the NEC Group in order to promote its enhanced growth. The NEC Group is currently strengthening its operating bases by realigning overseas subsidiaries in the United States, Europe and Asia, aiming to create synergy in each country or region, and strengthening its sales and technical support structure. The NEC Group will carry out aggressive sales activities in overseas markets, focusing primarily on mobile communication systems in the area of Network Systems, and on competitive solutions and products, such as thin client systems (terminals with no memory storage such as a hard disk drive), in the areas of IT Services/System Integration and IT Platforms.

Furthermore, to increase profitability, in addition to further strengthening ongoing production innovation in the product manufacturing divisions and software development divisions, the NEC Group is aiming to secure profitability in the mobile terminal area through acceleration of mobile handset development and strengthening of supply chain management. In addition, in the area of Semiconductors, the NEC Group is strengthening collaboration between NEC Electronics Corporation and all of the other NEC Group companies toward steady execution of the restructuring measures disclosed by NEC Electronics Corporation in February, 2007, such as concentration of its resources in the digital consumer and automotive areas, and reduction of manufacturing costs by reorganizing its manufacturing lines in Japan and overseas.

By executing these measures, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability.

NEC submitted an Improvement Report to Tokyo and other stock exchanges in Japan pertaining to an announcement it made on December 2006 to correct its semiannual financial results, originally announced in November. NEC later submitted an Improvement Status Report to the same stock exchanges with improvement measures that it has implemented in accounting and other related divisions. These measures include (a) enhancement of systems for streamlining and improving accuracy of account closing, (b) improvement of operations for streamlining responsiveness to audits, and (c) enhancement, education and training of personnel. These measures have been taken to improve NEC’s information disclosure structure.

CONSOLIDATED BALANCE SHEETS

	(In millions of yen, millions of U.S. dollars)
	Note No.	September 30, 2007		September 30, 2006		Increase (Decrease)		March 31, 2007		Increase (Decrease)		September 30, 2007
Total current assets		JPY	1,921,893	JPY	2,004,951	(JPY	83,058)	JPY	2,047,681	(JPY	125,788)	$16,712

Cash and deposits			234,790		347,815		(113,025)		332,446		(97,656)	2,042
Notes and accounts receivable, trade	*4,5,7		727,323		732,616		(5,293)		874,543		(147,220)	6,325
Marketable securities			169,517		93,303		76,214		91,570		77,947	1,474
Inventories			534,515		550,643		(16,128)		493,224		41,291	4,648
Deferred tax assets			118,280		109,092		9,188		114,560		3,720	1,029
Others			144,957		181,908		(36,951)		150,895		(5,938)	1,259
Allowance for doubtful accounts			(7,489)		(10,426)		2,937		(9,557)		2,068	(65)

Total fixed assets			1,676,612		1,689,581		(12,969)		1,683,988		(7,376)	14,579

Tangible fixed assets	*1,2		671,379		682,422		(11,043)		684,529		(13,150)	5,838

Buildings			233,086		241,504		(8,418)		238,677		(5,591)	2,027
Machinery and equipment			197,170		216,595		(19,425)		214,833		(17,663)	1,715
Tools and other equipment			110,383		102,057		8,326		104,925		5,458	960
Others			130,740		122,266		8,474		126,094		4,646	1,136
Intangible assets			225,224		237,224		(12,000)		221,991		3,233	1,958

Goodwill			95,641		92,976		2,665		89,566		6,075	832
Others			129,583		144,248		(14,665)		132,425		(2,842)	1,126
Investments and other assets			780,009		769,935		10,074		777,468		2,541	6,783

Investment securities			221,007		253,214		(32,207)		230,504		(9,497)	1,922
Investments in affiliated companies			223,795		103,605		120,190		221,864		1,931	1,946
Deferred tax assets			164,930		223,524		(58,594)		160,810		4,120	1,434
Others			187,802		215,246		(27,444)		181,098		6,704	1,633
Allowance for doubtful accounts			(17,525)		(25,654)		8,129		(16,808)		(717)	(152)

Total assets		JPY	3,598,505	JPY	3,694,532	(JPY	96,027)	JPY	3,731,669	(JPY	133,164)	$31,291

(Note)

US	dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 115 yen.

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

	(In millions of yen, millions of U.S. dollars)
Cash and deposits	JPY	234,790	JPY	347,815	(JPY	113,025)	JPY	332,446	(JPY	97,656)	$2,042
Marketable securities		169,517		93,303		76,214		91,570		77,947	1,474
Time deposits and Marketable securities with maturities of more than three months		(546)		(1,326)		780		(647)		101	(5)

Cash and cash equivalents	JPY	403,761	JPY	439,792	(JPY	36,031)	JPY	423,369	(JPY	19,608)	$3,511

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	(In millions of yen, millions of U.S. dollars)
		September 30, 2007	September 30, 2006	Increase (Decrease)	March 31, 2007	Increase (Decrease)	September 30, 2007
Total current liabilities		JPY 1,601,856	JPY 1,627,077	(JPY 25,221)	JPY 1,695,479	(JPY 93,623)	$13,929
Notes and accounts payable, trade	*7	683,235	761,633	(78,398)	786,899	(103,664)	5,941
Short-term borrowings	*2,6	117,225	118,155	(930)	151,947	(34,722)	1,019
Commercial Papers		149,881	40,000	109,881	102,943	46,938	1,303
Current portion of bonds		104,055	146,418	(42,363)	76,570	27,485	905
Accrued expenses		273,260	269,762	3,498	285,039	(11,779)	2,376
Reserve for bonuses to directors		344	145	199	401	(57)	3
Product warranty liabilities		39,621	24,924	14,697	34,459	5,162	345
Others		234,235	266,040	(31,805)	257,221	(22,986)	2,037

Total long-term liabilities		778,608	828,725	(50,117)	796,067	(17,459)	6,771

Bonds		369,216	473,504	(104,288)	443,219	(74,003)	3,211
Long-term borrowings	*2,6	87,865	62,576	25,289	42,759	45,106	764
Deferred tax liabilities		13,919	11,422	2,497	11,424	2,495	121
Liabilities for retirement benefits		224,093	204,466	19,627	216,769	7,324	1,949
Provision for loss on repurchase of computers		14,925	17,689	(2,764)	16,355	(1,430)	130
Long-term product warranty liabilities		1,793	723	1,070	2,380	(587)	16
Provision for recycling expenses of personal computers		5,183	5,044	139	5,634	(451)	45
Others		61,614	53,301	8,313	57,527	4,087	535

Total liabilities		2,380,464	2,455,802	(75,338)	2,491,546	(111,082)	20,700

Total shareholders’ equity		959,701	961,836	(2,135)	972,438	(12,737)	8,345

Common stock		337,939	337,822	117	337,822	117	2,939
Capital surplus		464,876	464,924	(48)	464,838	38	4,042
Retained earnings		160,155	162,050	(1,895)	173,003	(12,848)	1,393
Treasury stock		(3,269)	(2,960)	(309)	(3,225)	(44)	(29)

Total valuation and translation adjustments and others		60,759	71,335	(10,576)	66,370	(5,611)	528

Unrealized gains (losses) on available-for-sale securities		51,029	66,461	(15,432)	57,706	(6,677)	444
Unrealized gains (losses) on derivative financial instruments		(225)	9	(234)	(143)	(82)	(2)
Foreign currency translation adjustments		9,955	4,865	5,090	8,807	1,148	86

Stock subscription rights		98	66	32	81	17	1

Minority interests		197,483	205,493	(8,010)	201,234	(3,751)	1,717

Total net assets		1,218,041	1,238,730	(20,689)	1,240,123	(22,082)	10,591

Total liabilities and net assets		JPY 3,598,505	JPY 3,694,532	(JPY 96,027)	JPY 3,731,669	(JPY 133,164)	$31,291

Interest-bearing debt		JPY 870,336	JPY 877,202	(JPY 6,866)	JPY 859,292	JPY 11,044	$7,568
Net interest-bearing debt (*I)		466,575	437,410	29,165	435,923	30,652	4,057
Owner’s equity (*II)		1,020,460	1,033,171	(12,711)	1,038,808	(18,348)	8,874

Owner’s equity ratio (%) (*III)		28.4	28.0	0.4	27.8	0.6
Shareholders’ equity ratio (%) (*III)		26.7	26.0	0.7	26.1	0.6

Debt-equity ratio (times) (*IV)		0.85	0.85	0.00	0.83	0.02
Net debt-equity ratio (times) (*IV)		0.46	0.42	0.04	0.42	0.04

(Notes)

*I	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*II	Owner’s equity is total net assets less stock subscription rights and minority interests.
*III	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*IV	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF OPERATIONS

	(In millions of yen, millions of U.S. dollars)
Six months ended September 30	Note No.	2007	% of sales	2006	% of sales	Increase (Decrease)	2007	Fiscal year ended March 31, 2007	% of sales
Sales		JPY 2,140,593	100.0	JPY 2,221,604	100.0	(JPY 81,011)	$18,614	JPY 4,652,649	100.0
Cost of sales		1,457,974	68.1	1,549,243	69.7	(91,269)	12,678	3,242,459	69.7
Gross profit		682,619	31.9	672,361	30.3	10,258	5,936	1,410,190	30.3

Selling, general and administrative expenses	*1	655,183	30.6	664,857	30.0	(9,674)	5,697	1,340,214	28.8
Operating income		27,436	1.3	7,504	0.3	19,932	239	69,976	1.5

Non-operating income		14,028	0.7	14,397	0.7	(369)	122	26,195	0.6
Interest income		4,626		4,384		242	40	8,951
Dividend income		2,036		1,780		256	18	3,622
Equity in earnings of affiliated companies		—		555		(555)	—	—
Others		7,366		7,678		(312)	64	13,622
Non-operating expenses		31,696	1.5	33,720	1.5	(2,024)	276	79,824	1.7
Interest expense		7,614		7,441		173	66	16,161
Retirement benefit expenses		6,911		6,885		26	60	13,863
Loss on disposals of fixed assets		4,532		5,511		(979)	39	15,639
Foreign exchange loss		3,655		2,415		1,240	32	2,622
Equity in losses of affiliated companies		8		—		8	—	4,006
Others		8,976		11,468		(2,492)	79	27,533

Ordinary income (loss)		9,768	0.5	(11,819)	(0.5)	21,587	85	16,347	0.4

Special gains		8,482	0.3	28,046	1.3	(19,564)	74	115,155	2.5
Gain on business transfers	*2	3,216		—		3,216	28	—
Gain on sales of investment securities		1,917		10,970		(9,053)	17	25,651
Gain on sales of fixed assets	*3	1,340		107		1,233	12	2,872
Gain on change in interests in consolidated subsidiaries and affiliated companies	*4	926		8,630		(7,704)	8	8,630
Reversal of provision for recycling expenses of personal computers		924		1,805		(881)	8	1,892
Gain on sales of investments in affiliated companies	*5	159		—		159	1	41
Gain on reversion of securities from the pension trust	*6	—		—		—	—	69,533
Gain on transfer of securities to the pension trust	*7	—		6,534		(6,534)	—	6,534
Gain on lapse of stock subscription rights		—		—		—	—	2
Special losses		8,714	0.4	14,583	0.7	(5,869)	76	35,205	0.8
Cost of corrective measures for products	*8	2,823		—		2,823	24	4,695
Restructuring charges	*9	2,736		10,777		(8,041)	24	15,805
Loss on devaluation of investment securities	*10	1,208		1,545		(337)	10	10,058
Loss on retirement of fixed assets	*11	1,010		—		1,010	9	—
Impairment loss on fixed assets	*12	529		1,283		(754)	5	2,768
Loss on sales of investments in affiliated companies	*13	408		—		408	4	661
Other retirement benefit expenses	*14	—		978		(978)	—	991
Loss on sales of fixed assets	*15	—		—		—	—	208
Loss on sales of investment securities		—		—		—	—	19

Income before income taxes and minority interests		9,536	0.4	1,644	0.1	7,892	83	96,297	2.1

Income taxes – current		18,180	0.8	11,371	0.5	6,809	158	30,728	0.7
Income taxes – deferred		(2,280)	(0.1)	(153)	0.0	(2,127)	(20)	62,242	1.3
Minority interests in income (loss) of consolidated subsidiaries		(1,617)	(0.1)	353	0.0	(1,970)	(14)	(5,801)	(0.1)

Net income (loss)		(JPY 4,747)	(0.2)	(JPY 9,927)	(0.4)	JPY 5,180	$(41)	JPY 9,128	0.2

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus		Retained earnings		Treasury stock		Total shareholders’ equity
Balances at beginning of period	337,822		464,838		173,003	Δ	3,225		972,438
Changes during the period
Conversion of convertible bonds with stock subscription rights	116		116						233
Dividends				Δ	8,101			Δ	8,101
Net loss				Δ	4,747			Δ	4,747
Repurchases of treasury stock						Δ	200	Δ	200
Disposals of treasury stock		Δ	79				156		77
Net changes in items other than shareholders’ equity during the period									—

Total changes during the period	116		37	Δ	12,848	Δ	44	Δ	12,738

Balances at end of period	337,939		464,876		160,155	Δ	3,269		959,701

	Valuation and translation adjustments and others					Stock subscription rights	Minority interests		Total net assets
	Unrealized gains (losses) on available-for-sale securities		Unrealized gains (losses) on derivative financial instrument		Foreign currency translation adjustments
Balances at beginning of period		57,706	Δ	143	8,807	81		201,234		1,240,123
Changes during the period
Conversion of convertible bonds with stock subscription rights										233
Dividends									Δ	8,101
Net loss									Δ	4,747
Repurchases of treasury stock									Δ	200
Disposals of treasury stock										77
Net changes in items other than shareholders’ equity during the period	Δ	6,677	Δ	82	1,148	17	Δ	3,751	Δ	9,345

Total changes during the period	Δ	6,677	Δ	82	1,148	17	Δ	3,751	Δ	22,082

Balances at end of period		51,029	Δ	225	9,955	98		197,483		1,218,041

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus		Retained earnings		Treasury stock		Total shareholders’ equity
Balances at beginning of period	337,821		441,155		173,808	Δ	2,869		949,915
Changes during the period
Increase due to stock-for-stock exchange			24,382						24,382
Conversion of convertible bonds with stock subscription rights	1		1						2
Bonuses to directors (Note)				Δ	200			Δ	200
Dividends (Note)				Δ	5,979			Δ	5,979
Net loss				Δ	9,927			Δ	9,927
Repurchases and disposals of treasury stock		Δ	67			Δ	91	Δ	158
Effect of change in scope of affiliated companies accounted for by the equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in items other than shareholders’ equity during the period									—

Total changes during the period	1		23,769	Δ	11,758	Δ	91		11,921

Balances at end of period	337,822		464,924		162,050	Δ	2,960		961,836

	Valuation and translation adjustments and others				Stock subscription rights	Minority interests		Total net assets
	Unrealized gains (losses) on available-for-sale securities		Unrealized gains (losses) on derivative financial instrument	Foreign currency translation adjustments
Balances at beginning of period		78,128	—	1,764	—		212,843		1,242,650
Changes during the period
Increase due to stock-for-stock exchange									24,382
Conversion of convertible bonds with stock subscription rights									2
Bonuses to directors (Note)								Δ	200
Dividends (Note)								Δ	5,979
Net loss								Δ	9,927
Repurchases and disposals of treasury stock								Δ	158
Effect of change in scope of affiliated companies accounted for by the equity method									4,348
Others								Δ	547
Net changes in items other than shareholders’ equity during the period	Δ	11,667	9	3,101	66	Δ	7,350	Δ	15,841

Total changes during the period	Δ	11,667	9	3,101	66	Δ	7,350	Δ	3,920

Balances at end of period		66,461	9	4,865	66		205,493		1,238,730

Note: The appropriation approved at the ordinary general meeting of shareholders in June 2006.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)	(In millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus		Retained earnings		Treasury stock		Total shareholders’ equity
Balances at beginning of year	337,821		441,155		173,808	Δ	2,869		949,915
Changes during the fiscal year
Increase due to stock-for-stock exchange			24,382						24,382
Conversion of convertible bonds with stock subscription rights	1		1						2
Bonuses to directors (Note 1)				Δ	200			Δ	200
Dividends (Note 2)				Δ	14,081			Δ	14,081
Net income					9,128				9,128
Repurchases of treasury stock						Δ	558	Δ	558
Disposals of treasury stock		Δ	153				202		49
Effect of change in scope of affiliated companies accounted for by the equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in items other than shareholders’ equity during the fiscal year									—

Total changes during the fiscal year	1		23,683	Δ	805	Δ	356		22,523

Balances at end of year	337,822		464,838		173,003	Δ	3,225		972,438

	Valuation and translation adjustments and others					Stock subscription rights	Minority interests		Total net assets
	Unrealized gains on available-for- sale securities		Unrealized losses on derivative financial instrument		Foreign currency translation adjustments
Balances at beginning of year		78,128		—	1,764	—		212,843		1,242,650
Changes during the fiscal year
Increase due to stock-for-stock exchange										24,382
Conversion of convertible bonds with stock subscription rights										2
Bonuses to directors (Note 1)									Δ	200
Dividends (Note 2)									Δ	14,081
Net income										9,128
Repurchases of treasury stock									Δ	558
Disposals of treasury stock										49
Effect of change in scope of affiliated companies accounted for by the equity method										4,348
Others									Δ	547
Net changes in items other than shareholders’ equity during the fiscal year	Δ	20,422	Δ	143	7,043	81	Δ	11,609	Δ	25,050

Total changes during the fiscal year	Δ	20,422	Δ	143	7,043	81	Δ	11,609	Δ	2,527

Balances at end of year		57,706	Δ	143	8,807	81		201,234		1,240,123

Note	1: The appropriation approved at the ordinary general meeting of shareholders in June 2006.
Note	2: Out of total dividends, 5,979 million yen was the appropriation approved at the ordinary general meeting of shareholders in June 2006

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen, millions of U.S. dollars)
Six months ended September 30	Note No.	2007		2006		Increase (Decrease)		fiscal year ended March 31, 2007		2007
I. Cash flows from operating activities:
Income before income taxes and minority interests		JPY	9,536	JPY	1,644	JPY	7,892	JPY	96,297	$83
Depreciation and amortization			92,732		93,011		(279)		198,398	806
Equity in (earnings) losses of affiliated companies			8		(555)		563		4,006	0
Gain on change in interests in consolidated subsidiaries and affiliated companies			(926)		(8,630)		7,704		(8,630)	(8)
(Increase) decrease in notes and accounts receivable, trade			146,850		135,752		11,098		(31,524)	1,277
(Increase) decrease in inventories			(45,630)		(54,707)		9,077		(14,098)	(397)
Increase (decrease) in notes and accounts payable, trade			(103,789)		(66,728)		(37,061)		(24,413)	(903)
Income taxes paid			(22,325)		(15,783)		(6,542)		(28,107)	(194)
Others, net			(15,741)		22,075		(37,816)		46,389	(136)

Net cash provided by (used in) operating activities			60,715		106,079		(45,364)		238,318	528

II. Cash flows from investing activities:
Net proceeds from (payment of) acquisitions and sales of tangible fixed assets			(54,048)		(49,101)		(4,947)		(136,499)	(470)
Acquisitions of intangible assets			(18,090)		(18,760)		670		(36,262)	(157)
Net proceeds from (payment of) purchases and sales of securities			(11,672)		1,182		(12,854)		3,751	(101)
Others, net			9,027		1,742		7,285		(666)	78

Net cash provided by (used in) investing activities			(74,783)		(64,937)		(9,846)		(169,676)	(650)

III. Cash flows from financing activities:
Net proceeds from (payment of) bonds and borrowings			257		(63,182)		63,439		(101,458)	2
Dividends paid			(8,087)		(5,961)		(2,126)		(14,060)	(70)
Others, net			(1,146)		13,171		(14,317)		11,779	(10)

Net cash provided by (used in) financing activities			(8,976)		(55,972)		46,996		(103,739)	(78)

IV. Effect of exchange rate changes on cash and cash equivalents			3,436		2,252		1,184		6,096	30

V. Net decrease in cash and cash equivalents			(19,608)		(12,578)		(7,030)		(29,001)	(170)

VI. Cash and cash equivalents at beginning of period			423,369		452,370		(29,001)		452,370	3,681
VII. Cash and cash equivalents at end of period	*1	JPY	403,761	JPY	439,792	(JPY	36,031)	JPY	423,369	$3,511

Free cash flows (I+II)		(JPY	14,068)	JPY	41,142	(JPY	55,210)	JPY	68,642	$(122)

Significant Items for Presenting Consolidated Financial Statements

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
1. Scope of consolidation	The interim consolidated financial statements include the accounts of the Company and its 365 subsidiaries.	The interim consolidated financial statements include the accounts of the Company and its 339 subsidiaries.	The consolidated financial statements include the accounts of the Company and its 342 subsidiaries.

Major consolidated subsidiaries

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Electronics America, Inc.

Wuhan NEC Mobile Communication Co. Ltd

NEC Corporation of America (hereinafter referred to as the “NEC America”)

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC Networks and System Integration Corporation

NEC TOKIN Corporation (hereinafter referred to as the “NEC TOKIN”)

NEC Infrontia Corporation

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

Major consolidated subsidiaries

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Corporation of America (hereinafter referred to as the “ NEC America”)

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as the “NESIC”)

NEC TOKIN Corporation (hereinafter referred to as the “NEC TOKIN”)

NEC Infrontia Corporation (hereinafter referred to as the “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

Major consolidated subsidiaries

NEC Electronics Corporation (hereinafter referred to as the “NEC Electronics”)

NEC Corporation of America (hereinafter referred to as the “NEC America”)

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC (China) Co., Ltd.

NEC Networks and System Integration Corporation (hereinafter referred to as the “NESIC”)

NEC TOKIN Corporation (hereinafter referred to as the “NEC TOKIN”)

NEC Infrontia Corporation (hereinafter referred to as the “NEC Infrontia”)

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

	Change in the scope of interim consolidation includes additions of 27 and exclusions of 18 subsidiaries. Significant changes were as follows:	Change in the scope of consolidation includes additions of 8 and exclusions of 11 subsidiaries. Significant changes were as follow	Change in the scope of consolidation includes additions of 32 and exclusions of 46 subsidiaries. Significant changes were as follows:

	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc. 27 subsidiaries	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc. 8 subsidiaries	Consolidated subsidiaries included in the consolidation scope as a result of acquisitions and incorporation, etc. 32 subsidiaries

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	NEC BIGLOBE, Ltd. NEC Electronics Korea Ltd. Qorval Integrated Solutions, Inc. NEC Phillips Unified Solutions Italia S.P.A. Others	Sphere Communications, Inc. Others	NEC BIGLOBE, Ltd. (hereinafter referred to as the “NEC BIGLOBE”) NEC Electronic Korea Ltd. NEC Philips Unified Solution B.V. NEC TOKIN Korea Co., Ltd. Others

	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc. 11 subsidiaries Hokko Denshi Co., Ltd. Others	Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc. 5 subsidiaries NEC Akita. Ltd. NEC Kagoshima. Ltd. NT Sales Co., Ltd. Others

Consolidated subsidiaries excluded from the consolidation scope as a result of sales and liquidation, etc.

36 subsidiaries

Hokko Denshi Co., Ltd.

Packard Bell B.V.

NEC USA, Inc.

NEC Laser & Automation, Ltd.

NEC Gotemba, Ltd.

Others

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	Subsidiaries excluded from the consolidation scope due to merger 7 subsidiaries		Subsidiaries excluded from the consolidation scope due to merger 6 subsidiaries		Subsidiaries excluded from the consolidation scope due to merger 10 subsidiaries
	Previous	New	Previous	New	Previous	New

	TOKIN Shoko Corporation	NEC TOKIN	ABeam System Engineering Ltd.	ABeam Consulting Ltd.	TOKIN Shoko Corporation	NEC TOKIN
	NEC TOKIN Toyama, Ltd.		ABeam Consulting Ltd.		NEC TOKIN Toyama, Ltd.
	NEC TOKIN Iwate, Ltd.		NEC Postal Technorex. Ltd.	NEC Control Systems, Ltd.	NEC TOKIN Iwate, Ltd.
	NEC TOKIN Tochigi, Ltd.		NEC Robotics Engineering. Ltd.		NEC TOKIN Tochigi, Ltd.
	NEC TOKIN Hyogo, Ltd.		NEC View technology, LTD.	NEC Display Solutions, Ltd.	NEC TOKIN Hyogo, Ltd.
	NEC TOKIN Corporation		NEC Display Solutions, Ltd.		NEC TOKIN Corporation

	NEC America	NEC Corporation of America	NEC TOKIN International Inc.	NEC TOKIN America, Inc.	NEC America	NEC Corporation of America
	NEC Solutions (America), Inc.		Tokin Magnetics Inc.		NEC Solutions (America), Inc.
	NEC Compound Semiconductor Devices, Ltd.	NEC Electronics	NEC TOKIN America, Inc		NEC Compound Semiconductor Devices, Ltd.	NEC Electronics
	NEC Electronics Corporation		NEC Telenetworx. Ltd.	NESIC	NEC Deviceport, Ltd.
			NESIC		NEC Electronics Corporation

					Epiphany Solutions, Ltd.	ABeam System Engineering Ltd.
ABeam System Engineering Ltd.

					Qorval Integrated Solutions, Inc.	Abeam Consulting (USA) Ltd.
Abeam Consulting (USA) Ltd.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
2. Application of equity method	1. Number of unconsolidated subsidiaries accounted for by the equity method None	1. Same as on the left	1. Same as on the left

	2. Investments in 68 affiliated companies are accounted for by the equity method.	2. Same as on the left	2. Same as on the left

	Major affiliated companies accounted for by the equity method	Major affiliated companies accounted for by the equity method	Major affiliated companies accounted for by the equity method

Pleomart.Inc

Keyware Solutions Inc.

Nippon Computer System Co.,Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing, Ltd.

Nippon Electric Glass Co., Ltd.

Anritsu Corporation

Japan Aviation Electronics Industry,Ltd

Honda Elesys Co., Ltd.

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions, Inc.

Shanghai SVA NEC Liquid Crystal Display., Co., Ltd (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)

Sony NEC Optiarc Inc.

(hereinafter referred to as the “Sony NEC Optiarc”)

Adcore-Tech Co.,Ltd.

(hereinafter referred to as the “Adcore-Tech”)

Pleomart. Inc

Keyware Solutions Inc.
Nippon Computer System Co., Ltd
South Tokyo Cabletelevision
Alaxala Networks Corporation
NEC Leasing, Ltd.
Nippon Electric Glass Co., Ltd. (hereinafter referred to as the “Nippon Electric Glass”)
Anritsu Corporation
Japan Aviation Electronics Industry, Ltd
Honda Elesys Co., Ltd.
NEC SCHOTT Components Corporation Sincere Corporation
NEC TOPPAN Circuit Solutions, Inc.
Shanghai SVA NEC Liquid Crystal Display Co., Ltd. (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)
Sony NEC Optiarc Inc. (hereinafter referred to as the “Sony NEC Optiarc”)
Adcore-Tech Co.,Ltd. (hereinafter referred to as the “Adcore-Tech”)

Automotive Energy Supply Corporation (hereinafter referred to as the “AESC”)

Pleomart. Inc
Keyware Solutions Inc.

Nippon Computer System Co., Ltd
South Tokyo Cabletelevision
Alaxala Networks Corporation
NEC Leasing, Ltd.
Nippon Electric Glass Co., Ltd. (hereinafter referred to as the “Nippon Electric Glass”)
Anritsu Corporation
Japan Aviation Electronics Industry, Ltd
Honda Elesys Co., Ltd.

NEC SCHOTT Components Corporation
Sincere Corporation
NEC TOPPAN Circuit Solutions, Inc.
Shanghai SVA NEC Liquid Crystal Display Co., Ltd. (hereinafter referred to as the “Shanghai SVA NEC Liquid Crystal Display”)
Sony NEC Optiarc Inc. (hereinafter referred to as the “Sony NEC Optiarc”)
Adcore-Tech Co.,Ltd. (hereinafter referred to as the “Adcore-Tech”)

	3 affiliated companies, including Sony NEC Optiarc and Adcore-Tech, were newly accounted for by the equity method. 3 affiliated companies, including Biwagin Software Co., Ltd. were excluded from the affiliated companies accounted for by the equity method.	2 affiliated companies, including AESC and NT Sales Co.,Ltd, were newly accounted for by the equity method. 2 affiliated companies, including AUTHENTIC, Ltd. were excluded from the affiliated companies accounted for by the equity method.	5 affiliated companies, including Sony NEC Optiarc and Adcore-Tech, were newly accounted for by the equity method. 5 affiliated companies, including Hua Hong Semiconductor and Biwagin Software Co., Ltd. were excluded from the affiliated companies accounted for by the equity method.

	3. Unconsolidated subsidiaries and affiliated companies not accounted for by the equity method None	3. Same as on the left	3. Same as on the left

	4. Although the Company owns over 20% of the total outstanding shares of Japan Electronic Computer Co., Ltd. (hereinafter referred to as the “JECC”), JECC was excluded from affiliated companies, because it is jointly owned and managed by 6 domestic electronic computer manufacturers to promote the data-processing industry.	4. Same as on the left	4. Same as on the left

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
3. Interim period (fiscal year) ends of consolidated subsidiaries	The interim period end of consolidated subsidiaries is September 30 except for the following subsidiaries:	The interim period end of consolidated subsidiaries is September 30 except for the following subsidiaries:	The fiscal year end of consolidated subsidiaries is March 31 except for the following subsidiaries:

	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. 70 other companies	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. NEC Philips Unified Solutions B.V. 43 other companies	NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. NEC Philips Unified Solutions B.V. 53 other subsidiaries

The interim period ends of subsidiaries listed above are usually June 30, and the financial statements as of and for the period ended June 30 were included in the NEC consolidation.

The Company made adjustments for material transactions between the interim period ends of the subsidiaries and the interim period end of the Company, as needed.

Same as on the left

The fiscal year ends of subsidiaries listed above are usually December 31, and the financial statements as of and for the year ended December 31 were included in the NEC consolidation.

The Company made adjustments for material transactions between the fiscal year ends of the subsidiaries and the fiscal year end of the Company, as needed.

4. Accounting policies	Accounting policies adopted by consolidated subsidiaries are, in general, the same as those adopted by the Company. Certain accounting policies adopted by overseas consolidated subsidiaries are in accordance with those of respective countries.	Same as on the left	Same as on the left

(1) Valuation basis and method of major assets

1. Marketable and investment securities

Available-for-sale securities

•     Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at interim period end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

1. Marketable and investment securities Available-for-sale securities • Securities with market prices Same as on the left

1. Marketable and investment securities

Available-for-sale securities

•     Securities with market prices

Securities with market prices are valued at the quoted market prices prevailing at fiscal year end. Unrealized gains or losses are included in a component of net assets. The cost of securities sold is determined based on the moving-average cost method.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	• Securities without market prices Moving-average cost method	• Securities without market prices Same as on the left	• Securities without market prices Same as on the left

	—	• Investments in limited partnerships, etc. Based on the latest available financial statements, the investments in limited partnerships were accounted for by the equity method.	• Investments in limited partnerships, etc. Same as on the left

	2. Derivatives Market value method	2. Derivatives Same as on the left	2. Derivatives Same as on the left

3. Inventories

Inventories are stated at the lower of cost or market, determined by the following valuation methods:

Valuation method

Finished products

Custom-made products

Mainly, specific identification method

Mass produced standard products

Mainly, first-in, first-out method

Work-in process

Custom-made products

Mainly, specific identification method

Mass produced standard products

Mainly, average cost method

Semi-finished products, raw materials and others

Mainly, first-in, first-out method

		3. Inventories Same as on the left	3. Inventories Same as on the left

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(2) Valuation standard and method of major depreciable assets

1. Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures

7 - 50 years

Machinery and equipment, tools and other equipment

2-22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

1. Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures

7 - 50 years

Machinery and equipment, tools and other equipment

2-22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

(Change in accounting policies)

Effective from this interim period, certain domestic consolidated subsidiaries have changed their depreciation method in terms of the tangible fixed assets acquired after April 1, 2007 in accordance with the corporation tax law as amended.

The effect of this change in operating income, ordinary income and income before income taxes and minority interests is immaterial.

(Additional information)

Effective from this interim period, after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax laws as amended.

The effect of the change was to decrease operating income, ordinary income and income before income taxes and minority interests by 1,210 million yen, respectively.

For the impact on the Segment information, please refer to the corresponding notes information.

1. Tangible fixed assets

Depreciation is computed principally by the declining-balance method

Estimated useful lives are as follows:

Buildings and structures

7 - 50 years

Machinery and equipment, tools and other equipment

2-22 years

Leased assets are depreciated by the declining-balance method over the respective lease periods.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

2. Intangible assets

•     Software

Software for sale to the market is amortized based on projected sales volumes (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

•     Goodwill

Goodwill is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.

2. Intangible assets

•     Software

Software for sale to the market is amortized either based on projected sales volumes or projected sales amounts (Mainly the estimated valid period of 3 years or less). Software for internal use is amortized on a straight-line basis over the estimated useful lives of 5 years at maximum.

•     Goodwill

Same as on the left

2. Intangible assets • Software Same as on the left • Goodwill Same as on the left

	—	3. Investments and other assets Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.	3. Investments and other assets Same as on the left

(3) Accounting standards for significant reserves

1. Allowance for doubtful accounts

An allowance for doubtful accounts is provided against potential losses on collection at an amount determined using a historical bad debt ratio for normal receivables, plus an amount individually estimated on the collectibility of receivables that are expected to be uncollectible due to bad financial condition or insolvency.

		1. Allowance for doubtful accounts Same as on the left	1. Allowance for doubtful accounts Same as on the left

2. Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this interim period, out of the estimated amount to be paid during the following fiscal year.

2. Reserve for bonuses to directors Same as on the left

2. Reserve for bonuses to directors

The Company and its domestic consolidated subsidiaries provide a reserve for bonuses to directors in the amount which is attributable to this fiscal year, out of the estimated amount to be paid during the following fiscal year.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

3. Product warranty liabilities

The Company and its consolidated subsidiaries accrue product warranty liabilities for estimated future warranty costs using the historical ratio of warranty costs to sales, plus an amount individually measured on the incremental costs that are expected to be incurred, in expectation of expenditures for warranty costs after sale of products, or upon delivery of developed software.

		3. Product warranty liabilities Same as on the left	3. Product warranty liabilities Same as on the left

(Additional information)

The cost of after service during the charge free warranty period of products has in the past been recorded at the time of repair as it has been during the previous interim period. However, from the previous consolidated fiscal year (second half of the year), the method has been changed to record an estimated amount based on past actual results against the sales amount. As the result of this, the operating income of previous interim period is 838 million yen less, ordinary loss of previous interim period is recorded as 838 million yen more and income before income taxes and minority interest of previous interim period as 7,556 million yen more.

Furthermore, “Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) was adopted effective for this interim period. In accordance with PITF No.17, the Company and its consolidated subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such cost, plus an amount individually measured on the incremental costs. The effects of the adoption were to decrease operating income, ordinary income, and income before income taxes and minority interests by 10,523 million yen, respectively.

(Additional information)

“Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) was adopted effective for this fiscal year. In accordance with PITF No.17, the Company and its consolidated subsidiaries additionally accrued for defect mending costs to be incurred subsequent to the delivery of software to customers, using the historical ratio of such cost, plus an amount individually measured on the incremental costs. The effects of the adoption were to decrease operating income, ordinary income, and income before income taxes and minority interests by 13,370 million yen, respectively.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

4. Liabilities for retirement benefits

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

4. Liabilities for retirement benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

4. Liabilities for retirement benefits or prepaid pension costs

Liabilities for retirement benefits or prepaid pension expenses are provided for employees’ pension and severance payments based on the projected benefit obligation and the estimated fair value of plan assets as of this fiscal year end.

	Transitional obligation is amortized on a straight-line basis mainly over 15 years.	Transitional obligation is amortized on a straight-line basis mainly over 15 years.	Transitional obligation is amortized on a straight-line basis mainly over 15 years.

	Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).	Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years).	Prior service costs are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 14 years).

	Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.	Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 13 years), starting the following year after incurrence.	Actuarial gains and losses are amortized on a straight-line basis over the employees’ estimated average remaining service periods (mainly 12 years), starting the following year after incurrence.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	5. Provision for loss on repurchase of computers The Company provides provision for the estimated losses arising from the repurchase of computers based on the actual loss incurred in the past.	5. Provision for loss on repurchase of computers Same as on the left	5. Provision for loss on repurchase of computers Same as on the left

6. Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

The Company semiannually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.

6. Provision for recycling expenses of personal computers Same as on the left

6. Provision for recycling expenses of personal computers

In accordance with personal computer recycling regulation, certain domestic consolidated subsidiaries provide for estimated recycling costs to be incurred upon collection of household personal computers that were sold, based on volume of shipments and collection ratio.

The Company annually reviews the various rates used in the calculation of the provision based on reports issued by JEITA (Japan Electronics and Information Technology Industries Association) and the actual collection and recycling records of consolidated subsidiaries. The Company records prior year adjustments as special gain.

(4) Standard for converting major foreign assets or liabilities to domestic currency	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the interim period end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective interim period ends. Income and expenses are translated into Japanese yen at the average exchange rate of the interim period. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.	Same as on the left	Foreign currency denominated assets and liabilities are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Translation gains and losses are recognized in income. In addition, assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the respective fiscal year ends. Income and expenses are translated into Japanese yen at the average exchange rate of the fiscal year. The translation differences are included in foreign currency translation adjustments and minority interests in net assets.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(5) Significant leasing transactions	Finance leases as lessee are accounted for as ordinary sales transactions.	Same as on the left	Same as on the left

(6) Accounting for significant hedging activities

1. Method of hedge accounting

Derivative transactions that are utilized to hedge interest rate risk are measured at fair value at the balance sheet date and the unrealized gains or losses are deferred until the maturity of such derivatives.

		1. Method of hedge accounting Same as on the left.	1. Method of hedge accounting Same as on the left

	2. Hedging instruments and hedged items Hedging instruments Interest rate swaps Hedged items Bonds and long-term borrowings	2. Hedging instruments and hedged items Same as on the left	2. Hedging instruments and hedged items Same as on the left

3. The Company’s policy for hedging

Derivative transactions are entered into in accordance with “Risk management policy”, which is the internal policy of the Company and its consolidated subsidiaries, to offset market fluctuations or to fix the cash flows of the hedged items.

		3. The Company’s policy for hedging Same as on the left	3. The Company’s policy for hedging Same as on the left

4. Assessment of hedge effectiveness

The Company assesses the hedge effectiveness by comparing the changes in fair value or the cumulative changes in cash flows of hedging instruments with the corresponding changes of hedged items.

		4. Assessment of hedge effectiveness Same as on the left	4. Assessment of hedge effectiveness Same as on the left

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
(7) Other significant accounting policies	1. Consumption taxes Consumption taxes are separately accounted for by excluding them from each transaction amount.	1. Consumption taxes Same as on the left	1. Consumption taxes Same as on the left

	2. Application of consolidated corporate-tax return system The Company files its tax return under the consolidated corporate-tax return system.	2. Application of consolidated corporate-tax return system Same as on the left	2. Application of consolidated corporate-tax return system Same as on the left

5. Cash and cash equivalents in interim consolidated statements of cash flows	Cash and cash equivalents in interim consolidated statements of cash flows are cash on hand, deposits which may be withdrawn at anytime without notice, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, and that mature or become due within 3 months of the date of acquisition.	Same as on the left	Cash and cash equivalents in consolidated statements of cash flows are cash on hand, deposits which may be withdrawn at anytime without notice, and short-term investments that are readily convertible into cash, that are exposed to insignificant risk of changes in value, and that mature or become due within 3 months of the date of acquisition.

Changes in Presentation Method

Six months ended September 30, 2006 (From April 1, 2006 to September, 30 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
(Consolidated Balance Sheet) “Consolidated adjustment accounts” which were separately disclosed in the previous interim period were renamed as “Goodwill”.

—

(Consolidated Balance Sheet)

Certificate of deposit which had been incorporated in “Cash and deposit” on six months ended September 30, 2006 and fiscal year ended March 31, 2007 has been categorized as “Marketable securities” starting from six months ended September 30, 2007.

This change is in accordance with “Practice Guidance for financial instruments” amended on July 4, 2007 as final which stipulates to treat them as “Marketable securities”.

The balance of certificate of deposit as of September 30, 2006, September 30, 2007 and March 31, 2007 are 96,000 million yen, 116,200 million yen and 70,000 million yen, respectively.

(Consolidated Statement of Cash Flows) “Amortization of consolidated adjustment accounts” which was separately disclosed in the previous interim period was renamed as “Amortization of goodwill”.	—

Notes to Consolidated Financial Statements

(Consolidated Balance Sheets)

(In millions of yen)

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*1. Accumulated depreciation of tangible fixed assets		1,802,220		1,799,326		1,789,062

*2. Assets pledged as and debt secured by collateral

Balances of assets pledged as collateral	Buildings	7,295	Buildings	7,099	Buildings	6,846
	Machinery and equipment	1,466	Machinery and equipment	1,315	Machinery and equipment	1,385
	Land	7,135	Land	7,132	Land	7,132
	Others	121	Others	214	Others	103

	Total	16,017	Total	15,760	Total	15,466

Balance of liabilities secured by collateral	Short-term borrowings	2,529	Short-term borrowings	2,228	Short-term borrowings	2,267
	Long-term borrowings	1,501	Long-term borrowings	1,957	Long-term borrowings	2,249
	Others	313	Others	149	Others	162

	Total	4,343	Total	4,334	Total	4,678
3. Contingent liabilities

Guarantees for bank loans and others	Shanghai SVA NEC Liquid Crystal Display	21,899	Shanghai SVA NEC Liquid Crystal Display	19,309	Shanghai SVA NEC Liquid Crystal Display	20,688
	Employees	14,447	Employees	11,824	Employees	12,928
	NEC NEVA Communications System	1,692	Other	4,007	Sony NEC Optiarc	770

	Other	4,562	Total	35,140	NEC Toppan Circuit Solutions, Inc.	554
					Others	2,022

	Total	42,600			Total	36,962

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(Additional information)

The Company signed an agreement with financial institutions on October 1, 2007 to provide an additional guarantee for bank borrowings of Sony NEC Optiarc, an affiliated company, financing its business.

The guaranteed amount as of October 31, 2007, net of liability recorded in equity method of accounting included in other long-term liabilities at the end of the interim period, is 4,562 million yen.

Guarantees of residual value of operating leases	SMBC Leasing	19,806	SMBC Leasing	19,502	SMBC Leasing	19,393
	BOT Lease	3,705	BOT Lease	3,810	BOT Lease	3,810
	IBJ Leasing	2,084	IBJ Leasing	1,496	IBJ Leasing	1,496
	Other	463	Other	344	Other	452

	Total	26,058	Total	25,152	Total	25,151

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Other

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

		NEC Electronics America, Inc., a consolidated subsidiary of the Company, has settled a number of class action civil antitrust lawsuits from direct DRAM purchasers seeking damages for alleged antitrust violations in the DRAM industry, but is still in litigations or in settlement negotiations with several customers who have opted out of such class action lawsuits. NEC Electronics America, Inc has also been named as one of the defendants in a number of class action civil antitrust lawsuits from indirect DRAM purchasers (customers who had purchased products containing DRAM), as well as a number of antitrust lawsuits filed by the Attorneys General of numerous states in the United States. NEC group companies are also fully cooperating with, and providing information to, the European Commission in its investigation of potential violations of European competition laws in the DRAM industry. Although the outcome of the aforementioned civil lawsuits and settlement negotiations in the United States and investigation by the European Commission is not known at this time, the NEC Group has provided an accrual in a reasonably estimated amount of potential losses in connection with the civil lawsuits and settlement negotiations with customers in the United States.

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been named as one of the defendants in a number of class action civil antitrust lawsuits filed by direct and indirect purchasers of dynamic random access memory (“DRAM”) and the Attorneys General of a number of the states in the U.S., seeking damages from alleged antitrust violations in the U.S. DRAM industry. The NEC Group has entered into settlement agreements with a number of the customers to which it sold DRAM in the past (including plaintiffs’ representatives in direct purchaser class actions), but settlement negotiations with some customers are still underway.

In addition, the NEC Group is fully cooperating with the European Commission in an investigation of potential violations of European competition laws in the DRAM industry. Although the final outcome has not been reached at this time in connection with the civil lawsuits or settlement negotiations in the U.S. or the investigations by the European Commission, the NEC Group has provided an accrual in a reasonably estimated amount in connection with the civil lawsuits and settlements with customers in the U.S.

*4: Notes receivable, trade, discounted	523	507	447

*5: Notes receivable, trade, endorsed	2,149	20	959

* 6. Commitment line contract	—	The Company and its consolidated subsidiaries maintain commitment line contracts for short-term borrowings with 26 financial institutions for stable and expeditious short-term fundings. The amounts of unused portions of commitment lines for short-term borrowings as of September 30, 2007 were as follows:	The Company and its consolidated subsidiaries maintain commitment line contracts for short-term borrowings with 26 financial institutions for stable and expeditious short-term fundings. The amounts of unused portions of commitment lines for short-term borrowings as of March 31, 2007 were as follows:

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
		Commitment line, total	307,000	Commitment line, total	307,000
		Commitment line, used	34,490	Commitment line, used	57,100

		Commitment line, unused	272,510	Commitment line, unused	249,900

		The Company and its consolidated subsidiaries maintain commitment line contracts for long-term borrowings with 11 financial institutions for stable and expeditious long-term fundings. The amounts of unused portions of commitment lines for long-term borrowings as of September 30, 2007 were as follows:		The Company and its consolidated subsidiaries maintain commitment line contracts for long-term borrowings with 11 financial institutions for stable and expeditious long-term fundings. The amounts of unused portions of commitment lines for long-term borrowings as of March 31, 2007 were as follows:

		Commitment line, total	110,000	Commitment line, total	110,000
		Commitment line, used	2,000	Commitment line, used	—

		Commitment line, unused	108,000	Commitment line, unused	110,000

*7 Accounting for notes due on the closing date

Notes receivable, trade and notes payable, trade due on the end of this interim period, which was a holiday of financial institutions, were accounted for as if they were settled on that date.

The balances of such notes, trade, are as follows.

Notes receivable, trade: 2,632

Notes payable, trade: 2,439

Notes receivable, trade and notes payable, trade due on the end of this interim period, which was a holiday of financial institutions, were accounted for as if they were settled on that date.

The balances of such notes, trade, are as follows.

Notes receivable, trade: 584

Notes payable, trade: 457

Notes receivable, trade and notes payable, trade due on the end of this fiscal year, which was a holiday of financial institutions, were accounted for as if they were settled on that date.

The balances of such notes, trade, are as follows.

Notes receivable, trade: 1,842

Notes payable, trade: 1,155

(Consolidated Statements of Operations)

	(In millions of yen)
Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*1 Selling, general and administrative expenses

Major account titles and amounts	Salaries for employees	177,332	Salaries for employees	179,044	Salaries for employees	362,999
	Research and development expenses	159,368	Research and development expenses	170,548	Research and development expenses	329,605
	Provision for loss on repurchase of computers	1,501	Provision for loss on repurchase of computers	750	Provision for product warranty liabilities	26,789
	Provision for product warranty liabilities	15,580	Provision for product warranty liabilities	19,444	Retirement benefit expenses	972
					Provision for loss on repurchase of computers	3,870
					Allowance for doubtful accounts	2,374

*2 Gain on business transfer	—		Gain mainly for disposal of assets following the liquidations of electron device business and IT/Network solutions business in Europe.		—

*3. Gain on sales of fixed assets	Due to sales of land, etc.		Same as on the left.		Same as on the left.

*4. Gain on change in interests in consolidated subsidiaries and affiliated companies	Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by NEC BIGLOBE, and NESIC’s acquisition of NEC Telenetworx, Ltd (hereinafter referred to as the “NEC Telenetworx”) by which NEC Telenetworx became a wholly owned subsidiary of NESIC.		Due to changes in interests from the new share issuance to designated third party shareholders conducted by Shanghai SVA NEC Liquid Crystal Display.		Mainly due to changes in interests from the new share issuance to designated third party shareholders conducted by NEC BIGLOBE, and NESIC’s acquisition of NEC Telenetworx, Ltd (hereinafter referred to as the “NEC Telenetworx”) by which NEC Telenetworx became a wholly owned subsidiary of NESIC.

*5. Gain on sales of investments in affiliated companies	—		Due to sale of shares of NT Sales Co., LTD.		Mainly due to sale of shares of Netwin Inc.

*6. Gain on reversion of securities from the pension trust	—		—		The Company had an over funded status in that the plan assets at fair value exceeded the retirement benefit obligations as a result of an improvement in the pension fund status. Certain of the shares of Nippon Electric Glass held in the pension trust were reversed to the Company and a gain was recognized on such asset reversion.

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*7. Gain on transfer of securities to the pension trust	Due to transfer of securities to the pension trust by certain of the Company’s domestic consolidated subsidiary.	—	Due to transfer of securities to the pension trust by certain of the Company’s domestic consolidated subsidiary.

*8. Cost of corrective measures for products	—	Mainly cost of corrective measures for defective products and substitution of products.	Mainly cost of corrective measures for products and expenses incurred due to customers’ claim for picking up products.

*9. Restructuring charges	Expenses mainly for disposal of assets and transfer of employees following the liquidations of electron device business and mobile terminal business in China.	Expenses mainly for dismissal of employees following the liquidations of electron device business and IT/Network solutions business in Europe.	Expenses mainly for disposal of assets, transfer of employees and revision of the product configuration following the liquidations of electron device business and mobile terminal business in China.

*10. Loss on devaluation of investment securities	—	Impairment loss recognized mainly for investment securities.	Same as on the left.

*11. Loss on retirement of fixed assets	—	Rebuilding expenses and cost in Tamagawa and Fuchu plants.	—

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)			Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)			Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
*12. Impairment loss on fixed assets	(1) Summary of assets and asset groups for which impairment losses were recognized.			(1) Summary of assets and asset groups for which impairment losses were recognized.			(1) Summary of assets and asset groups for which impairment losses were recognized.

	Use	Type	Location	Use	Type	Location	Use	Type	Location

	Assets for business use	Buildings intangible assets and others	Shinagawa-ku, Tokyo	Assets for business use	Buildings, intangible assets and others	Shinagawa-ku, Tokyo	Assets for business use	Buildings intangible assets and others	Shinagawa-ku, Tokyo
	Idle assets	Land	Sunto-gun , Shizuoka Prefecture and others	Idle assets	Land	Sapporo City, Hokkaido and others	Assets for business use	Buildings, tools and other equipment	Yokohama City, Kanagawa Prefecture
	Idle assets	Land, Buildings and structures,	Sendai City, Miyagi Prefecture	Idle assets	Land	Shiroishi City, Miyagi Prefecture	Idle assets	Land, machinery and equipment	Tsuruoka City, Yamagata Prefecture
	Idle assets	Land	Igu-gun, Miyagi Prefecture				Idle assets	Land	Sunto-gun, Shizuoka Prefecture and others

(2) Background to the recognition of
impairment loss.

The investments in certain fixed assets
were not expected to be recoverable due
to lower profitability of assets for
business use and market value declines
of idle assets. Therefore the Company
recognized impairment loss as special
loss.

				(2) Background to the recognition of impairment loss. Same as on the left.			(2) Background to the recognition of impairment loss. Same as on the left.

	(3) Amounts of impairment loss			(3) Amounts of impairment loss			(3) Amounts of impairment loss

	Buildings		144	Buildings		17	Buildings		231
	Land		299	Machinery and equipment		36	Machinery and equipment		338
	Intangible assets		671	Tools and other equipment		45	Tools and other equipment		310
	Others		169	Tangible assets—others		282	Tangible assets—others		400

	Total		1,283	Intangible assets—others		149	Intangible assets—others		1,340

				Total		529	Investments and other assets— others		149

							Total		2,768

Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)	Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

(4) Method for grouping assets

In principle, the Company groups assets for business use based on its business units and managerial accounting segments. The Company groups idle assets into a single asset group.

		(4) Method for grouping assets Same as on the left.	(4) Method for grouping assets Same as on the left.

(5) Measurement of recoverable amounts

The higher of the net realizable the value and value in use is used for the recoverable amounts of fixed assets for business use. Net realizable value is used for the recoverable amounts of idle assets.

Net realizable value is estimated based on the assessed value for property tax purposes, etc. The value in use is assessed at 1 yen because the total of future cash flow is a negative amount.

		(5) Measurement of recoverable amounts Same as on the left.	(5) Measurement of recoverable amounts Same as on the left.

*13. Loss on sales of investments in affiliated companies	—	Mainly due to sale of shares of AUTHENTIC, Ltd.	Mainly due to sale of shares of Packard Bell B.V.

*14. Other retirement benefit expenses	Expenses incurred mainly by the transition of the pension and severance plan of the consolidated subsidiaries.	—	Expenses incurred mainly by the transition of the pension and severance plan of the consolidated subsidiaries.

*15. Loss on sales of tangible fixed assets	—	—	Due to sales of land and others.

(Notes to Consolidated Statements of Changes in Net Assets)

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

1 Stocks, issued

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of September 30, 2006
Common stock	1,995,923	33,632	—	2,029,555

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Inflontia 33,631 thousand shares

2 Treasury stock

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of September 30, 2006
Common stock	2,974	1,023	45	3,952

Reasons for the change

Main reasons for the increase in number of shares are as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia 743 thousand shares

Increase due to repurchase of odd-lot shares 276 thousand shares

Main reason for the decrease in number of shares is as follows

Decrease due to repurchase of odd-lot shares by investors 43 thousand shares

3 Stock subscription rights

Company name	Description	Balances as of September 30, 2006 (In millions of yen)
NEC	Stock subscription rights as stock options 2006 Stock Options	57
NEC Electronics	Stock subscription rights as stock options 2006 Stock Options	9

Total		66

4    Dividends

(1) Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Ordinary general shareholders meeting held on June 22, 2006	Common stock	5,979	3	March 31, 2006	June 23, 2006

(2) Dividends whose record dates are within this interim period and effective dates are within the following interim period.

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Board of directors meeting held on November 21, 2006	Common stock	8,105	4	September 30, 2006	December 1, 2006

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)

1    Stocks, issued

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of September 30, 2007
Common stock	2,029,555	176	—	2,029,731

Reasons for the change

Reason for the increase in number of shares is as follows

Increase due to the conversion of convertible bonds 176 thousand shares

2    Treasury stock

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of September 30, 2007
Common stock	4,546	314	31	4,829

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to repurchase of odd-lot shares 303 thousand shares

Main reason for the decrease in number of shares are as follows

Decrease due to repurchase of odd-lot shares by investors 31 thousand shares

3    Stock subscription rights

Company name	Description	Class of stock	Number of shares				Balances as of September 30, 2007 (In millions of yen)
			Number of shares as of March 31, 2007	Increase	Decrease	Number of shares as of September 30, 2007
NEC	Stock subscription rights as stock options			—			56
NEC Electronics	Stock subscription rights as stock options			—			42

Total				—			98

4    Dividends

(1) Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary board of directors meeting held on May 21, 2007	Common stock	8,104	4	March 31, 2007	June 7, 2007

(2) Dividends whose record dates are within this interim period and effective dates are within the following interim period.

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary board of directors meeting held on November 14, 2007	Common stock	Retained earnings	8,104	4	September 30, 2007	December 3, 2007

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

1    Stocks, issued

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	1,995,923	33,632	—	2,029,555

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Inflontia 33,631 thousand shares

2    Treasury stock

	(In thousands of shares)
Class of stock	Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
Common stock	2,974	1,651	79	4,546

Reasons for the change

Main reason for the increase in number of shares is as follows

Increase due to the stock-for-stock exchange between the Company and NEC Infrontia 744 thousand shares

Increase due to repurchase of odd-lot shares 556 thousand shares

Main reason for the decrease in number of shares is as follows

Decrease due to repurchase of odd-lot shares by investors 77 thousand shares

3 Stock subscription rights

Company name	Description	Class of stock	Number of shares				Balances as of March 31, 2007 (In millions of yen)
			Number of shares as of March 31, 2006	Increase	Decrease	Number of shares as of March 31, 2007
NEC	Stock subscription rights as stock options			—			56
NEC Electronics	Stock subscription rights as stock options			—			25

Total				—			81

4 Dividends

(1) Payment of dividends

Resolution	Class of stock	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Ordinary general shareholders meeting held on June 22, 2006	Common stock	5,979	3	March 31, 2006	June 23, 2006
Board of directors meeting held on November 21, 2006	Common stock	8,105	4	September 30, 2006	December 1, 2006

(2) Dividends whose record dates are within this fiscal year and effective dates are within the following fiscal year

Resolution	Class of stock	Resource of dividend	Total dividends (In millions of yen)	Dividends per share (In yen)	Record date	Effective date
Extraordinary board of directors meeting held on May 21, 2007	Common stock	Retained earnings	8,104	4	March 31, 2007	June 7, 2007

(Notes to Consolidated Statements of Cash Flows)

	(In millions of yen)
Item	Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)		Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)		Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)

*1 Reconciliation between cash and cash equivalents at end of interim period (fiscal year) and the amounts on the consolidated balance sheet	Cash and deposits	347,815	Cash and deposits	234,790	Cash and deposits	332,446
	Marketable securities	93,303	Marketable securities	169,517	Marketable securities	91,570
	Time deposits and marketable securities with maturities of more than three months	(1,326)	Time deposits and marketable securities with maturities of more than three months	(546)	Time deposits and marketable securities with maturities of more than three months	(647)

	Cash and cash equivalents	439,792	Cash and cash equivalents	403,761	Cash and cash equivalents	423,369

*2 Significant non-cash transactions	Stock-for-stock exchange	24,405	Finance leases	5,285	Stock-for-stock exchange	24,382
	Finance leases	5,645	Conversion of convertible bonds with stock subscription rights	233	Finance leases	9,432
	Conversion of convertible bonds with stock subscription rights	2			Conversion of convertible bonds with stock subscription rights	2

SEGMENT INFORMATION

[Business segment information]

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)
	(In millions of yen)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	1,206,550	419,695	408,633	186,726	2,221,604	—	2,221,604
2. Intersegment sales and transfers	57,923	79,319	18,412	87,175	242,829	(242,829)	—
Total sales	1,264,473	499,014	427,045	273,901	2,464,433	(242,829)	2,221,604
Operating expenses	1,208,913	536,356	431,291	258,590	2,435,150	(221,050)	2,214,100
Operating income (loss)	55,560	(37,342)	(4,246)	15,311	29,283	(21,779)	7,504

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
	(In millions of yen)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	1,225,967	334,214	399,200	181,212	2,140,593	—	2,140,593
2. Intersegment sales and transfers	48,164	77,514	21,415	69,379	216,472	(216,472)	—
Total sales	1,274,131	411,728	420,615	250,591	2,357,065	(216,472)	2,140,593
Operating expenses	1,238,976	403,643	419,227	244,978	2,306,824	(193,667)	2,113,157
Operating income (loss)	35,155	8,085	1,388	5,613	50,241	(22,805)	27,436

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(In millions of yen)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	2,659,774	801,692	816,918	374,265	4,652,649	—	4,652,649
2. Intersegment sales and transfers	99,032	163,311	44,083	174,401	480,827	(480,827)	—
Total sales	2,758,806	965,003	861,001	548,666	5,133,476	(480,827)	4,652,649
Operating expenses	2,604,742	998,493	884,036	530,928	5,018,199	(435,526)	4,582,673
Operating income (loss)	154,064	(33,490)	(23,035)	17,738	115,277	(45,301)	69,976

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
	(In millions of U.S. dollars)
	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	10,661	2,906	3,471	1,576	18,614	—	18,614
2. Intersegment sales and transfers	418	674	187	603	1,882	(1,882)	—
Total sales	11,079	3,580	3,658	2,179	20,496	(1,882)	18,614
Operating expenses	10,773	3,510	3,646	2,130	20,059	(1,684)	18,375
Operating income (loss)	306	70	12	49	437	(198)	239

(Notes)

1	The business segments are defined based on similarity of types, characteristics, and affinity of sales market of products and services.

2	Major services and products for each business segment

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support (Maintenance), Servers, Storage products, Professional workstations, Business PCs, IT software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE
Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules
Others	Lighting Business, Logistics Business, Projector Business, Display Business

3	Unallocable operating expenses included in “Eliminations / Corporate “ for six months ended September 30, 2007, 2006 and fiscal year ended March 31, 2007 are ¥23,538 million ($205 million), ¥22,855 million, and ¥47,136 million respectively. The main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

4	Effective from this interim period after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax laws as amended. The effect of the change was to decrease operating income by 1,210 million yen (IT/Network Solutions Business ¥446 million, Mobile/Personal Solutions Business ¥68 million, Electron Devices Business ¥337 million, Others ¥359 million, respectively).

5	Changes in accounting policies
(Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)) Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No.4, November 29, 2005) “. There was little effect on each of the business segment information.

The Company has adopted the “Amendments to Accounting Standards for Retirement Benefits (ASBJ Statement No.3, March 16, 2005)” and the “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits (ASBJ Guidance No.7, March 16, 2005). As a result of this change, the increase of operating income for six months ended September 30, 2005 and Fiscal 2006 was ¥2,953 million (IT/Network Solutions Business ¥2,326 million, Mobile/Personal Solutions Business ¥216 million, Others ¥411 million), and ¥5,910 million (IT/Network Solutions Business ¥4,655 million, Mobile/Personal Solutions Business ¥431 million, Others ¥824 million), respectively.

(Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007))
None

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))
Effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus”
(ASBJ Statement No. 4, issued on November 29, 2005)”. There was little effect on each of the business segment information.

SEGMENT INFORMATION (CONTINUED)

[Geographical segment]

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)
	(In millions of yen)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	1,712,997	129,415	215,209	163,983	2,221,604	—	2,221,604
2. Intersegment sales and transfers	215,714	81,743	9,860	15,970	323,287	(323,287)	?
Total sales	1,928,711	211,158	225,069	179,953	2,544,891	(323,287)	2,221,604
Operating expenses	1,919,243	213,350	225,634	177,404	2,535,631	(321,531)	2,214,100
Operating income (loss)	9,468	(2,192)	(565)	2,549	9,260	(1,756)	7,504

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
	(In millions of yen)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	1,700,932	135,218	141,352	163,091	2,140,593	—	2,140,593
2. Intersegment sales and transfers	217,643	92,904	5,373	13,756	329,676	(329,676)	—
Total sales	1,918,575	228,122	146,725	176,847	2,470,269	(329,676)	2,140,593
Operating expenses	1,868,607	221,413	146,355	182,048	2,418,423	(305,266)	2,113,157
Operating income (loss)	49,968	6,709	370	(5,201)	51,846	(24,410)	27,436

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(In millions of yen)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	3,683,325	261,430	387,962	319,932	4,652,649	—	4,652,649
2. Intersegment sales and transfers	418,520	176,751	17,255	28,357	640,883	(640,883)	—
Total sales	4,101,845	438,181	405,217	348,289	5,293,532	(640,883)	4,652,649
Operating expenses	4,024,759	434,941	409,139	350,335	5,219,174	(636,501)	4,582,673
Operating income (loss)	77,086	3,240	(3,922)	(2,046)	74,358	(4,382)	69,976

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
	(In millions of U.S. dollars)
	Japan	Asia	Europe	Others	Total before Eliminations/ Corporate	Eliminations/ Corporate	Consolidated total
Sales
1. Sales to customers	14,791	1,176	1,229	1,418	18,614	—	18,614
2. Intersegment sales and transfers	1,892	808	47	120	2,867	(2,867)	—
Total sales	16,683	1,984	1,276	1,538	21,481	(2,867)	18,614
Operating expenses	16,248	1,926	1,273	1,583	21,030	(2,655)	18,375
Operating income (loss)	435	58	3	(45)	451	(212)	239

(Notes)

1	Geographical distances are considered in classification of country or region.

2	Changes in geographic segmentation

The figure in Asia is being segregated from this interim period as the importance of this area has increased. These figures were previously included in Others. In the above geographical segmentation for the six months ended September 30, 2006 and the fiscal year ended March 31, 2007, the figures in Asia are categorized separately from Others accordingly.

3	Major countries and regions in segments other than Japan

(1) Asia … China, Chinese Taipei, India, Singapore, and Indonesia

(2) Europe … U.K., France, the Netherlands, Germany, Italy, and Spain

(3) Others … U.S.A.

4	Unallocable operating expenses are being included in “Eliminations / Corporate “ starting from the six months ended September 30, 2007, whereas the same had been included in “Japan” previously. This change is made in order to be in consistent with the way of disclosing Business segment information. Unallocable operating expenses ended September 30, 2007, 2006 and March 31, 2007 are ¥23,538 million ($205 million), ¥22,855 million, and ¥47,136 million respectively. The main components of such expenses are both general and administrative expenses incurred at the headquarters of the Company and research and development expenses.

5	Effective from this interim period after having depreciated fixed assets acquired before March 31, 2007 up to 5 percent of the remaining acquisition cost based on the prior corporate tax law, the Company and certain domestic consolidated subsidiaries have depreciated 5 percent of the remaining acquisition cost less minimum salvage value, using a straight line method over 5 years and booked as depreciation expense, according to the corporation tax laws as amended. The effect of the change was to decrease operating income by 1,210 million yen (Japan).

6	Changes in accounting policies

(Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006))

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No.4, November 29, 2005) “. There was little effect on each of the business segment information.

The Company has adopted the “Amendments to Accounting Standards for Retirement Benefits (ASBJ Statement No.3, March 16, 2005)” and the “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits (ASBJ Guidance No.7, March 16, 2005). As a result of this change, the increase of operating income for six months ended September 30, 2005 and Fiscal 2006 was ¥2,953 million (Japan) and ¥5,910 million (Japan), respectively.

(Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007))

None

(Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007))

Effective from the fiscal year ended March 31, 2007, the Company adopted the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, issued on November 29, 2005)”. There was little effect on each of the business segment information.

SEGMENT INFORMATION (CONTINUED)

[Overseas sales]

Six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)
	(In millions of yen)
	Asia	Europe	Others	Total
Overseas sales	213,237	233,790	176,168	623,195
Consolidated sales	—	—	—	2,221,604
Percentage of overseas sales to consolidated sales (%)	9.6	10.5	8.0	28.1

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
	(In millions of yen)
	Asia	Europe	Others	Total
Overseas sales	244,304	157,521	186,079	587,904
Consolidated sales	—	—	—	2,140,593
Percentage of overseas sales to consolidated sales (%)	11.4	7.4	8.7	27.5

Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
	(In millions of yen)
	Asia	Europe	Others	Total
Overseas sales	421,949	448,487	343,249	1,213,685
Consolidated sales	—	—	—	4,652,649
Percentage of overseas sales to consolidated sales (%)	9.1	9.6	7.4	26.1

Six months ended September 30, 2007 (From April 1, 2007 to September 30, 2007)
	(In millions of U.S. dollars)
	Asia	Europe	Others	Total
Overseas sales	2,124	1,370	1,618	5,112
Consolidated sales	—	—	—	18,614

(Notes)

1	Geographical distances are considered in classification of country or region.
2	Changes in regional segmentation The figure in Asia is being segregated from this interim period as the importance of this area has increased. These figures were previously included in Others. In the above geographical segmentation for the six months ended September 30, 2006 and the fiscal year ended March 31, 2007, the figures in Asia are categorized separately from Others accordingly.
3	Major countries and regions in segments other than Japan

(1) Asia …......China, Chinese Taipei, India, Singapore, and Indonesia

(2) Europe …..U.K., France, the Netherlands, Germany, Italy, and Spain

(3) Others …...U.S.A.

4	Overseas sales represent sales of the Company and its consolidated subsidiaries to countries and regions outside of Japan.

(SECURITIES)

As of September 30, 2006

(1)	Marketable securities as of September 30, 2006

	(In millions of yen)
Description	Acquisition cost	Carrying value	Unrealized gains (losses)
1. Stocks	JPY 65,637	JPY 168,787	JPY 103,150
2. Bonds	900	936	36
3. Others	1,361	1,311	(50)

Total	JPY 67,898	JPY 171,034	JPY 103,136

(2)	The carrying value and a description of major securities whose fair value was not determinable as of September 30, 2006

(In millions of yen)
Carrying Value
Other Securities
1. Stocks	JPY 74,085
2. Bonds	25,987
3. Investment in limited partnership and similar partnership	7,017
4. Commercial Paper	54,085
5. M M F	12,862

As of September 30, 2007

(1)	Marketable securities as of September 30, 2007

	(In millions of yen)
Description	Acquisition cost	Carrying value	Unrealized gains (losses)
1. Stocks	JPY 65,473	JPY 141,655	JPY 76,182
2. Bonds	1,018	1,003	(15)
3. Others	3,646	3,753	107

Total	JPY 70,137	JPY 146,411	JPY 76,274

(2)	The carrying value and a description of major securities whose fair value was not determinable as of September 30, 2007

(In millions of yen)
Carrying Value
Other Securities
1. Stocks	JPY 63,367
2. Bonds	5,140
3. Investment in limited partnership and similar partnership	9,801
4. Negotiable certificate of deposit	116,200
5. Commercial Paper	38,047
6. M M F	9,964

Fiscal year ended March 31, 2007

(1)	Marketable securities as of March 31, 2007

	(In millions of yen)
Description	Acquisition cost	Carrying value	Unrealized gains (losses)
1. Stocks	JPY 63,235	JPY 149,841	JPY 86,606
2. Bonds	627	628	1
3. Others	1,715	1,711	(4)

Total	JPY 65,577	JPY 152,180	JPY 86,603

(2)	The carrying value and a description of major securities whose fair value was not determinable as of March 31, 2007

(In millions of yen)
Carrying Value
Other Securities
1. Stocks	JPY 70,132
2. Bonds	24,979
3. Investment in limited partnership and similar partnership	6,945
4. Commercial Paper	54,970
5. M M F	11,477

(Notes Relating to Per Share Information)

	(In Yen)
	Six months ended September 30, 2006 (From April 1 to September 30, 2006)	Six months ended September 30, 2007 (From April 1 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Net assets per share	510.06	503.96	512.99
Basic net income (loss) per share	(4.94)	(2.43)	4.43
Diluted net income per share	—	—	4.23

Notes: Basic for calculation

1.	Although there was the potential dilution, diluted net income per share is not disclosed for the six months ended September 30, 2006 and the six months ended September 30, 2007 because of the Company’s net loss position.

2.	The basis for calculating net assets per share was as follows:

	Six months ended September 30, 2006 (From April 1 to September 30, 2006)	Six months ended September 30, 2007 (From April 1 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Net assets per share
Total net assets (In millions of yen)	1,238,730	1,218,041	1,240,123
Amounts deducted from total net assets (In millions of yen)	205,559	197,581	201,315
<stock subscription rights included in the above>	<66>	<98>	<81>
<minority interests included in the above>	<205,493>	<197,483>	<201,234>
Net assets at end of period attributable to common stock (In millions of yen)	1,033,171	1,020,460	1,038,808
Number of common stocks to calculate net assets per share (In thousands of shares)	2,025,603	2,024,902	2,025,009

3.	The basis for calculating net income (loss) per share (basic and diluted) was as follows:

	Six months ended September 30, 2006 (From April 1 to September 30, 2006)	Six months ended September 30, 2007 (From April 1 to September 30, 2007)	Fiscal year ended March 31, 2007 (From April 1, 2006 to March 31, 2007)
Net income and loss per share (In millions of yen)
Net income and loss (In millions of yen)	(9,927)	(4,747)	9,128
Amounts not attributable to common shareholders (In millions of yen)	38	172	181
<Participating convertible securities included in the above>	<38>	<172>	<181>
Net income and loss attributable to common stock (In millions of yen)	(9,965)	(4,919)	8,947
The average number of common stocks outstanding for the period (In thousands of shares)	2,016,334	2,024,955	2,020,369

Diluted net income per share (In millions of yen)
Adjustments to net income	—	—	—
Increased number of common stocks (In thousands of shares)	—	—	92,429
<Convertible bonds included in the above (In thousands of shares)>	—	—	<92,426>
<Stock subscription rights included in the above (In thousands of shares)>	—	—	<3>
Summary of equity instruments which were not included in the basis for calculating diluted net income per share as they are anti-dilutive	(1) Convertible bonds	(1) Convertible bonds	(1) Convertible bonds

	—	10th unsecured yen convertible bonds (face value of 100,000 million yen)	10th unsecured yen convertible bonds (face value of 100,000 million yen)

Euro-yen convertible bonds due in 2010 (face value of 100,000 million yen)

	(2) Bonds with stock subscription rights issued by consolidated subsidiaries	(2) Bonds with stock subscription rights issued by consolidated subsidiaries	(2) Bonds with stock subscription rights issued by consolidated subsidiaries

	—	Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics (face value of 110,000 million yen)	Euro-yen zero coupon convertible bonds with stock subscription rights due in 2011 subject to certain covenants which were issued by NEC Electronics (face value of 110,000 million yen)

		Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN (face value of 15,000 million yen)	Euro-yen convertible bonds with stock subscription rights due in 2010 which were issued by NEC TOKIN (face value of 15,000 million yen)

	(3) Stock subscription rights	(3) Stock subscription rights	(3) Stock subscription rights

—	5 kinds of stock subscription rights (the number of stock subscription rights is 1,082 units)	4 kinds of
stock
subscription
rights (the
number of
stock
subscription
rights is 923
units) and
treasury stock
for stock
options in
accordance
with Articles
210-2 of the
former
Commercial
Code of Japan
(the number of
common stock
is 62,000)

		2 kinds of stock subscription rights issued by NEC Electronics (the number of stock subscription rights is 2,790 units)	2 kinds of stock subscription rights issued by NEC Electronics (the number of stock subscription rights is 3,070 units)

(Omission of Disclosure)

Disclosure of items such as lease transactions, derivatives, stock options, business combination related items and significant subsequent events are not included as they are considered to be of less material importance.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar, (viii) impact of NEC’s announcement that its previously issued financial statements may not be relied upon and inability to prepare the financial statements for inclusion in the 2006 Form 20-F and to restate historical financial statements, and (ix) uncertainty relating to the ongoing informal inquiry by the SEC. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Diane Foley/Makoto Miyakawa

Corporate Communication Division

NEC Corporation

+81-3-3798-6511